UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to Rules 13d-1(b)(c), and (d) and
Any Amendments Thereto Filed
(Amendment No. 14)

CVB Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126600 10 5

(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-(c)

[x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 126600 105                                              13G                     PAGE  2  OF 6
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1                  NAME OF REPORTING PERSON
                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                   John Vander Schaaf

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2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ______
                   (b) ______

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3                  SEC USE ONLY

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4                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA

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         NUMBER    5         SOLE VOTING POWER
OF
         SHARES              91,351

BENEFICIALLY
         OWNED BY
         EACH

REPORTING
         PERSON
         WITH

------------------ --------- --------------------------------------------------------------------------------------------------------
                   6         SHARED VOTING POWER
                             1,696,182

------------------ --------- --------------------------------------------------------------------------------------------------------
                   7         SOLE DISPOSITIVE POWER
                             91,351

------------------ --------- --------------------------------------------------------------------------------------------------------
                   8         SHARED DISPOSITIVE POWER
                             1,696,182

------------------ --------- --------------------------------------------------------------------------------------------------------
9                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,787,533 (includes  68,514 shares which Mr. Vander Schaaf has the right to acquire beneficial ownership of within 60 days after 12/31/02) (Numbers contained in this Schedule have not been adjusted for CVB Financial
                   Corp. stock split effective as of January 3, 2003).

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10                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11                 PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
                   5.1%

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12                 TYPE OF REPORTING PERSON*
                   IN

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                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.

(a)	Name of Issuer.

CVB Financial Corp.

(b)	Address of Issuer's Principal Executive Offices.

701 North Haven Avenue, Suite 350
Ontario, California 91764

Item 2.

(a)	Name of Person Filing.

John Vander Schaaf

(b)	Address of Principal Business Office or, if none, Residence.

500 Wells Lane
Ripon, California 95366

(c)	Citizenship.

USA

(d)	Title of Class of Securities.

Common Stock

(e)	CUSIP No.

126600 10 5

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

(a)	___	Broker or Dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in section 3(a)(6) of the Act.

(c)	___	Insurance Company as defined in section 3(a)(19) of the Act.

(d)	___	Investment Company registered under section 8 of the Investment Company Act.

(e)	___	Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.

(f)	___	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or Endowment Fund;
see §240.13d-1(b)(1)(ii)(F) (Note: See Item 7).

(g)	___	Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h)	___	Group, in accordance with §240.13d-1(b)(1)(ii)(H).
Item 4.       Ownership.

     If the percent of the class  owned,  as of December 31 of the year  covered by the  statement,  or as of the last day of any month described in Rule  13d-1(b)(2),  if applicable,  exceeds five percent,  provide the following  information as of that date and identify those shares which there is a right to acquire.

(a)      Amount Beneficially Owned

1,787,533  (includes  68,514  shares  which Mr.  Vander  Schaaf has the right to acquire  beneficial  ownership of within 60 days after
12/31/02). Share numbers are as of December 31, 2002 and has not been adjusted for stock split effective January 3, 2003.

(b)      Percent of Class.

         5.1%

(c)      Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote

                  91,351 (pursuant to exercisable stock options)

(ii)     shared power to vote or to direct the vote

                        1,696,182   (pursuant to the John and Henrietta Vander Schaaf trust)

     (iii)        sole power to dispose or to direct the disposition of

                  91,351 (pursuant to exercisable stock options)

     (iv)shared power to dispose or to direct the disposition of

                  1,696,182 (pursuant to the John and Henrietta Vander Schaaf trust)

Instruction:  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).
Item 5.           Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: |_|.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on                        by the Parent Holding Company or Control Person.

        If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

        Not applicable.

Item 8.           Identification and Classification of Members of the Group.

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

        Not applicable.

Item 9.           Notice of Dissolution of Group.

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.

Item 10.           Certification.

        Not applicable.

     After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

January 29, 2003
             Date

/s/ John Vander Schaaf
             Signature

John Vander Schaaf
             Name/Title